Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“Inflection Point”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a description of Elroy Air in connection with Elroy Air’s participation in the ROTH Technology Conference published by B2I Digital, Inc. on November 9, 2026:

Elroy Air (proposed ticker: ELRY) / Inflection Point Acquisition Corp VII (IPXG)

Elroy Air is a U.S.-based technology developer of autonomous heavy-cargo drones for commercial, rapid response and defense logistics. Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that is designed to carry 500+ pounds of cargo and to operate with no runways, airstrips, or other fixed infrastructure. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. In June 2026, Elroy Air announced that it had entered into a definitive business combination agreement with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (Nasdaq: IPXG) (“Inflection Point”), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), under which Elroy Air is expected to become a publicly traded company. Inflection Point’s registration statement on Form S-4 relating to the proposed business combination has been declared effective by the SEC, and Inflection Point has mailed a definitive proxy statement/prospectus to its shareholders as of the record date for the extraordinary general meeting to vote on the proposed business combination, to be held on November 25, 2026. The business combination is expected to close in the fourth quarter of 2026, subject to approval by Inflection Point’s shareholders and other customary closing conditions. Investors and security holders are advised to read the registration statement, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety because they contain important information about the business combination and the parties to the business combination, and may obtain copies of these documents free of charge at www.sec.gov. For more information, visit elroyair.com.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration at the extraordinary general meeting. In connection with the Business Combination, Inflection Point has filed a registration statement on Form S-4 with the SEC (as amended and supplemented from time to time, the “Registration Statement”), which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement distributed to shareholders of Inflection Point in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Elroy Air in connection with the completion of the Business Combination. The Registration Statement was declared effective by the SEC on November 5, 2026. Inflection Point has filed a definitive proxy statement/prospectus with the SEC and has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the close of business on October 30, 2026, the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point has sent or will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders are able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Inflection Point may also obtain copies of the definitive proxy statement/prospectus without charge by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, as supplemented by Inflection Point’s Current Report on Form 8-K filed with the SEC on July 2, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement. Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand pipeline and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; the risk that contract options under the U.S. Army contract may not be exercised or that future Congressional appropriations may not be available; the risk that the U.S. Army contract is subject to government termination for convenience and that future funding is contingent on option exercise and annual budget approvals; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and Inflection Point presently do not know or that Elroy Air and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or Inflection Point may elect to update these forward-looking statements in the future, Elroy Air and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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